SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

PETROBRAS INTERNATIONAL FINANCE COMPANY - PifCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

4th Floor, Harbour Place 103 South Church Street P.O. Box
1034GT - BWI George Town, Grand Cayman
 Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM OF F-3ASR OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS (NO. 333-163665 ) AND PETROBRAS INTERNATIONAL FINANCE COMPANY (NO. 333-163665-01).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the nine-month period ended September 30, 2010. You should also read our audited consolidated financial statements for the year ended December 31, 2009, and the accompanying notes, which are included in our annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 19, 2010, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the nine-month period ended September 30, 2010 and September 30, 2009, and the accompanying notes, have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras.  Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

•         Petrobras’ financial condition and results of operations;

•         the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•         Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

•         our ability to access financing sources, including the international capital markets and third-party credit facilities; and

•         our ability to transfer our financing costs to Petrobras.

We earn income from:

•         sales of crude oil and oil products to Petrobras;

•         sales of crude oil and oil products to third parties and affiliates; and

•         the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

•         cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•         selling, general and administrative expenses; and

•         financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We purchase crude oil and oil products from Petrobras to hold in inventory and for sale outside Brazil. We also sell and purchase crude oil and oil products to and from third parties and related parties, mainly outside Brazil. As of April 2010, we are selling to Petrobras crude oil and oil products under terms that allow payment up to approximately 30 days, without a premium. We intend to discontinue these sales to Petrobras by the end of the year. Prior to April 2010, Petrobras paid us for shipments of crude oil and oil products over a period of up to 330 days, which allowed Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically financed the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. Under this arrangement, the premium resulting from the difference between the amount we paid for crude oil and oil products and the amount Petrobras paid us was deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us came due.  Since shipments to Petrobras with payment terms over a period of up to 330 days have been discontinued, the corresponding working capital is no longer required. Our commercial operations, including those with Petrobras, are carried out under normal market conditions and at commercial prices.

Results of Operations for the Nine-month Period Ended September 30, 2010, Compared to the Nine-month Period Ended September 30, 2009

Net (Loss) Income

We had a loss of U.S.$256 million in the first nine months of 2010 compared to a net income of U.S.$502 million in the first nine months of 2009.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 29.5% to U.S.$27,213 million in the first nine months of 2010 compared to U.S.$21,010 million in the first nine months of 2009. This increase was primarily due to higher sales prices resulting from a 35.0% increase in the average price of Brent crude oil, to U.S.$77.13 per barrel during the first nine months of 2010 compared to U.S.$57.15 per barrel during the first nine months of 2009.

Cost of Sales

Cost of sales increased 33.6% to U.S.$26,889 million in the first nine months of 2010 compared to U.S.$20,132 million in the first nine months of 2009. This increase was proportional to the increase in sales of crude oil and oil products and services and was primarily due to the same reasons, and also to higher average inventory price formation for oil and oil products acquired during periods of higher international prices.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 17.8% to U.S.$378 million in the first nine months of 2010 compared to U.S.$321 million in the first nine months of 2009. Shipping costs increased 17.4% to U.S.$263 million during the first nine months of 2010 compared to U.S.$224 million during the same period of 2009, primarily due to changes in international market trends and shipping routes.

2

Other Operating Expenses

Our other operating expenses consist primarily of inventory impairment adjustments for our inventory of crude oil and oil products. These expenses increased 95.6% to U.S.$45 million in the first nine months of 2010 compared to U.S.$23 million in the first nine months of  2009.

Financial Income

Our financial income consists of the financing of sales to Petrobras, inter-company loans to Petrobras,  investments in marketable securities and other financial instruments. Our financial income decreased 53.0% to U.S.$771 million in the first nine months of 2010 compared to U.S.$1,640 million in the first nine months of 2009. This decrease was primarily due to reduced income from financing of sales to Petrobras and decreased  marketable securities income.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness, other fees associated with our issuance of debt and other financial instruments. Our financial expense decreased 44.9% to U.S.$923 million in the first nine months of 2010 compared to U.S.$1,675 million in the first nine months of 2009. This decrease was primarily due to decreased inter-company loans from Petrobras.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At September 30, 2010, we had cash and cash equivalents of U.S.$587 million compared to U.S.$953 million at December 31, 2009. The decrease in our cash and cash equivalents was as a result of an increase in the amount of  loans to related parties.

Our operating activities provided net cash of U.S.$8,462 million in the first nine months of 2010 compared to provided net cash of U.S.$5,110 million in the first nine months of 2009, primarily due to an increase in cash received from related parties during this period as a result of our sales of crude oil and oil products.

 Our investing activities used net cash of U.S.$545 million in the first nine months of 2010 compared to using net cash of U.S.$434 million in the first nine months of 2009, primarily as a result of an increase in the amount of loans to related parties.

Our financing activities used net cash of U.S.$8,284 million in the first nine months of 2010 compared to using net cash of U.S.$4,055 million in the first nine months of 2009, primarily due to payments of loans to Petrobras.

3

Accounts Receivable

Accounts receivable from related parties decreased 48.8% to U.S.$8,188 million at September 30, 2010, from U.S.$15,986 million at December 31, 2009, primarily due to an increase in cash received from related parties during this period as a result of our sales of crude oil and oil products.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit, loans from financing institutions and the short-term portion of long-term lines of credit, loans from financing institutions, sale of right to future receivables and senior notes. At September 30, 2010, we had borrowed U.S.$2,308 million under lines of credit and loans from financing institutions, including the current portion of long-term lines of credit and senior notes compared to U.S.$1,892 million borrowed at December 31, 2009. Our short-term lines of credit at September 30, 2010 bear interest at an initial rate of Libor plus spreads reflecting prevailing rates at the time of incurrence. At September 30, 2010, we had utilized all available funds from lines of credit specifically designated for the purchase of crude oil and oil products.

Our notes payable to related parties consist of loans from Petrobras. At December 31, 2009 we had loans  in total amount of U.S.$7,862 million. There was no outstanding balance with Petrobras at September 30, 2010.

Our Long-Term Borrowings

At September 30, 2010, we had long-term borrowings outstanding in financing institutions of:

•         U.S.$880 million (U.S.$2,016 million current portion) in long-term lines of credit due between 2012 and 2017 compared to U.S.$1,396 million at December 31, 2009. At September 30, 2010, we had utilized all of our available funds from lines of credit to purchase crude oil and oil products on the international market for sale to Petrobras and to purchase Petrobras’ crude oil and oil products exports; and

•         U.S.$251 million (U.S.$72 million current portion) under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% per year, payable semi-annually. The principal amount has been paid semi-annually since December 15, 2009 and will mature on December 15, 2014.

At September 30, 2010, we also had outstanding:

•         U.S.$212 million (U.S.$69 million current portion) in connection with Petrobras’ exports prepayment program, consisting of Senior Trust Certificates due 2015 that bear interest at the rate of 6.436% and Senior Trust Certificates due 2013 that bear interest at the rate of 3.748%;

•         U.S.$10,711 million in Global Notes, due between 2013 and 2040 that bear interest at rates from 5.75% to 9.125% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports, the repayment of existing trade-related debt and inter-company loans; and to repay the bridge loans incurred at the beginning of 2009; and

•         U.S.$419 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC). The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

4

Our outstanding position at September 30, 2010 in irrevocable letters of credit was U.S.$208 million compared to U.S.$556 million at December 31, 2009, supporting crude oil and oil products imports and services. At September 30, 2010, we had standby committed facilities available in the amount of U.S.$457 million, which are not committed to any specific use. We have not drawn down amounts under these facilities, and, as of the date of this filing, we have not scheduled a date for the drawdown.

The following table sets forth the sources of our current and long-term debt at September 30, 2010 and  December 31, 2009:

CURRENT AND LONG-TERM DEBT

	September 30, 2010		December 31, 2009
	(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$2,067	U.S.$1,131	U.S.$1,892	U.S.$1,682
Senior Notes	241	-	11	235
Sale of right to future receivables	71	362	70	414
Assets related to export prepayment to be offset against sale of right to future receivables	-	(150)	-	(150)
Global Notes	116	10,711	182	10,710
Japanese Yen Bonds	-	419	2	378
	U.S.$2,495	U.S.$12,473	U.S.$2,157	U.S.$13,269

The following table sets forth the sources of our capital markets debt outstanding at September 30, 2010:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes

Principal Amount (in millions of U.S. dollars)
9.750% Senior Notes due 2011	235
3.748% Senior Trust Certificates due 2013(2)	70
9.125% Global Notes due 2013	374
7.750% Global Notes due 2014	398
6.436% Senior Trust Certificates due 2015(2)	211
2.15% Japanese Yen Bonds due 2016(3)	419
6.125% Global Notes due 2016	899
8.375% Global Notes due 2018	577
5.875% Global Notes due 2018	1,750
7.875% Global Notes due 2019	2,750
5.75% Global Notes due 2020	2,500
6.875% Global Notes due 2040	1,500
Total	U.S.$11,683

Unless otherwise noted, all debt is issued by us, with support from Petrobras through a guaranty.

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued in connection with Petrobras’ exports prepayment program.
(3)	Issued by us on September 27, 2006 in the amount of ¥ 35 billion, with support from Petrobras through a standby purchase agreement.

Off Balance Sheet Arrangements

At September 30, 2010, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

September 30, 2010 and 2009 together with Report of Independent Registered Public Accounting Firm

Petrobras International Finance Company

and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

September 30, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Executive Board and Stockholder of
Petrobras International Finance Company

We have reviewed the accompanying condensed consolidated balance sheet of Petrobras International Finance Company and its subsidiaries (“PifCo” or “the Company”) as of September 30, 2010, and the related condensed consolidated statements of operations, cash flows and changes in stockholder’s deficit for the nine-month periods ended September 30, 2010 and 2009.  These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

November 23, 2010

/s/KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets

September 30, 2010 and December 31, 2009

(In thousand of U.S. dollars)

Assets	September 30, 2010	December 31, 2009
	(Unaudited)

Current assets
Cash and cash equivalents (Note 3)	586,643	953,157
Marketable securities (Note 4)	2,245,007	2,546,811
Trade accounts receivable
Related parties (Note 6)	8,188,330	15,986,051
Other	1,038,356	553,081
Notes receivable - related parties (Note 6)	1,740,744	1,213,155
Inventories (Note 5)	931,183	1,223,267
Export prepayments - related parties (Note 6)	70,260	382,827
Restricted deposits for guarantees and other	185,909	127,401

	14,986,432	22,985,750

Property and equipment	923	2,012

Investments in non-consolidated company (Note 1)	11	13

Non-current assets
Marketable securities (Note 4)	2,856,007	2,490,325
Notes receivable - related parties (Note 6)	428,638	421,962
Export prepayment - related parties (Note 6)	211,805	263,480
Restricted deposits for guarantees and prepaid expenses	190,557	201,188

	3,687,007	3,376,955

Total assets	18,674,373	26,364,730

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets

September 30, 2010 and December 31, 2009

(In thousand of U.S. dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s deficit	September 30, 2010	December 31, 2009
	(Unaudited)

Current liabilities
Trade accounts payable
Related parties (Note 6)	2,070,815	1,684,855
Other	1,922,884	1,436,399
Notes payable - related parties (Note 6)	-	7,862,042
Short-term financing (Note 7)	1,976,275	1,482,820
Current portion of long-term debt (Note 7)	391,758	474,608
Accrued interest (Note 7)	127,443	199,469
Other current liabilities	62,658	34,555

	6,551,833	13,174,748

Long-term liabilities
Long-term debt (Note 7)	12,472,859	13,268,959

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1	300,050	300,050
Additional paid in capital	266,394	266,394
Accumulated deficit	(889,065)	(632,755)
Other comprehensive income
Loss on cash flow hedge	(27,698)	(12,666)

	(350,319)	(78,977)

Total liabilities and stockholder’s deficit	18,674,373	26,364,730

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations

September 30, 2010 and 2009

(In thousand of U.S. dollars, except net income per share amounts)

(Unaudited)

	Nine-month periods ended
	September 30,
	2010	2009

Sales of crude oil, oil products and services
Related parties (Note 6)	14,023,964	11,462,084
Other	13,188,655	9,547,863
	27,212,619	21,009,947
Cost of sales
Related parties (Note 6)	(11,051,803)	(8,533,808)
Other	(15,837,272)	(11,597,881)
Selling, general and administrative expenses
Related parties (Note 6)	(153,520)	(78,872)
Other	(224,598)	(242,351)
Other operating expenses	(45,205)	(22,740)
	(27,312,398)	(20,475,652)

Operating (loss)/income	(99,779)	534,295

Equity in results of non-consolidated company	(2)	(1)

Financial income
Related parties (Note 6)	482,113	1,148,276
Derivatives on sales and financial transactions
Related parties (Note 6)	2,758	39,388
Other (Note 9)	117,855	199,890
Financial investments	154,643	240,121
Other	13,627	12,346
	770,996	1,640,021
Financial expense
Related parties (Note 6)	(107,466)	(816,685)
Derivatives on sales and financial transactions
Related parties (Note 6)	(3,412)	(29,618)
Other (Note 9)	(115,190)	(327,818)
Financing	(667,763)	(447,491)
Other	(29,338)	(53,367)
	(923,169)	(1,674,979)

Financial expense, net	(152,173)	(34,958)

Exchange variation, net	(1,527)	466

Other (expense)/income, net	(2,829)	1,865
Net (loss)/income for the period	(256,310)	501,667

Net (loss)/income per share for the period - US$	(0.85)	1.67

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s Deficit

September 30, 2010 and 2009

(In thousand of U.S. dollars)

(Unaudited)

	Nine-month periods ended
	September 30,
	2010	2009

Common stock	300,050	300,050

Additional paid in capital

   Balance at January 1

	266,394	266,394

Balance at the end of the period	266,394	266,394

Accumulated deficit
Balance at January 1	(632,755)	(1,120,147)
Net (loss)/income for the period	(256,310)	501,667

Balance at the end of the period	(889,065)	(618,480)

Other comprehensive income

    Loss on cash flow hedge

Balance at January 1	(12,666)	(39,092)
Change in the period	(15,032)	17,818

Balance at the end of the period	(27,698)	(21,274)

Total stockholder’s deficit	(350,319)	(73,310)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows

September 30, 2010 and 2009

(In thousand of U.S. dollars)

(Unaudited)

	Nine-month periods ended
	September 30,
	2010	2009
Cash flows from operating activities
Net (loss)/income for the period	(256,310)	501,667
Adjustments to reconcile net (loss)/income to net cash from operating activities:
Depreciation, amortization of prepaid expenses and debt amortization	22,600	39,705
Loss on inventory	13,188	(144,866)
Equity in results of non-consolidated company	2	1
Decrease (increase) in assets:
Trade accounts receivable
Related parties	7,797,721	2,524,466
Other	(485,569)	(135,692)
Export prepayments - related parties	-	(1,564,527)
Receipt of export prepayments - related parties	364,242	1,647,774
Other assets	184,180	467,037
Increase (decrease) in liabilities:
Trade accounts payable
Related parties	385,960	902,135
Other	486,485	850,939
Other liabilities	(50,070)	21,598

Net cash provided by operating activities	8,462,429	5,110,237

Cash flows from investing activities
Marketable securities, net	(63,878)	(422,060)
Notes receivable - related parties, net	(482,304)	(11,436)
Property and equipment	801	(530)

Net cash used in investing activities	(545,381)	(434,026)

Cash flows from financing activities
Short-term financing, net of issuance and repayments	(6,545)	-
Proceeds from issuance of long-term debt	-	8,324,245
Principal payments of long-term debt	(421,694)	(1,477,140)
Short-term loans - related parties, net	(7,855,323)	(10,902,565)

Net cash used in financing activities	(8,283,562)	(4,055,460)

(Decrease)/Increase in cash and cash equivalents	(366,514)	620,751
Cash and cash equivalents at the beginning of the year	953,157	287,694

Cash and cash equivalents at the end of the period	586,643	908,445

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

1.    The Company and its Operations

Petrobras International Finance Company - (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petrobras.

PifCo purchases crude oil and oil products from Petrobras to hold in inventory and for sale outside Brazil. Additionally, the Company sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil. PifCo also purchases crude oil and oil products from third parties and sells to Petrobras under terms that allow payment in up to approximately 30 days, without a premium. Prior to April 2010, Petrobras paid for shipments of crude oil and oil products from PifCo over a period of up to 330 days, including a premium that was recognized on a deferred payment basis.

Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by Petrobras. Commercial operations, including those with Petrobras, are carried out under normal market conditions and at commercial prices. PifCo also engages in international capital market borrowings as a part of Petrobras’ financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with trading activities in Asia.

In 2008, PSPL took a 50% participation in PM Bio Trading Private Limited, a joint venture with Mitsui & Co. LTD established in Singapore to trade ethanol and to perform other related activities with a main focus in the Japanese market.  PM Bio Trading Private Limited is scheduled to commence its operations by 2012.

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

1.    The Company and its Operations (Continued)

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Certain sales were through subsidiaries of Petrobras.

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities.  These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, Petrobras Paraguay, Petrobras International Braspetro B.V. – PIB BV and Petrobras, as well as marketing Brazilian crude oil and oil products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.

2.    Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).  Although certain information normally included in consolidated financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 and the notes thereto.

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

2.    Basis of Financial Statement Presentation (Continued)

The consolidated financial statements as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such consolidated financial statements. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

The preparation of these consolidated financial statements requires the use of estimates and assumptions that determine the amounts of the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

Events subsequent to September 30, 2010, were evaluated until the time of the filing of the Form 6-K with the Securities and Exchange Commission.

a.  Foreign currency translation

The Company’s functional currency is the U.S. dollar.  All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates.  The effect of variations in the foreign currencies is recorded in the consolidated statement of operations as financial expense or income.

b. Recently adopted accounting standards

Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009.  This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-16 was adopted in January 1, 2010, and did not impact on the Company’s results of operations, financial position or liquidity.

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

2.    Basis of Financial Statement Presentation (Continued)

       b. Recently adopted accounting standards (Continued)

Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE.  ASU 2009-17 was adopted in January 1, 2010, and did not impact on the Company’s results of operations, financial position or liquidity.

3.    Cash and Cash Equivalents

	September 30,	December 31,
	2010	2009
	(Unaudited)

Cash and banks

	32,896	1,445
Time deposits and short-term investment	553,747	951,712
	586,643	953,157

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

4.    Marketable Securities

				Total
			Interest rate	September 30,	December 31,
	Security (ii)	Maturity	per annum	2010 (i)	2009 (i)
				(Unaudited)

Available for Sale (iii)	Clep	2014	8%	863,335	817,896
Available for Sale (iii)	Marlim	2011	7.4% + IGPM(*)	423,311	366,246
Held to Maturity	Charter	2024	3.85%	841,293	908,491
Held to Maturity	NTS	2011-2014	1.55%/1.94%	605,964	601,845
Held to Maturity	NTN	2011-2014	1.55%/1.94%	637,227	631,499
Held to Maturity	Mexilhão	2011	2.12%	474,728	471,081
Held to Maturity	Gasene	2022	2.74%	386,947	382,424
Held to Maturity	PDET	2019	2.25%	365,502	359,576
Held to Maturity	TUM	2011	1.27%	502,707	498,078
				5,101,014	5,037,136
Less: Current balances				(2,245,007)	(2,546,811)
				2,856,007	2,490,325

(*)	IGPM - General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV).

(i)	The balances include interest and principal.

(ii)	Securities held by the fund are respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.

(iii)	Changes in fair value related to the securities classified as available for sale are diminimus and were included in the Statement of Operations as financial income.

5.    Inventories

	September 30, 2010	December 31, 2009

	(Unaudited)

Crude oil

	661,849	847,901
Oil products and other	234,321	345,732
Ethanol	35,013	29,634
	931,183	1,223,267

Inventories are stated at the lower of cost or net realizable market value. At September 30, 2010 and December 31, 2009 the inventories were reduced in US$ 126 and US$ 318, respectively, due to declines in international oil prices, which have been classified as other operating expenses in the statement of operations. The Company adopted the net realizable value for inventories impairment purposes.

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

6.      Related Parties

		Petrobras International
	Petróleo Brasileiro	Braspetro B.V. -	Downstream Participações S.A.
	S.A. -	PIB BV and its	and its		September 30,	December 31,
	Petrobras	Subsidiaries	subsidiaries	Other	2010	2009
					(Unaudited)
Current assets
Marketable securities (i)	-	-	-	2,245,007	2,245,007	2,546,811
Accounts receivable, principally for sales (ii)	7,846,976	339,615	1,477	262	8,188,330	15,986,051
Notes receivable	-	1,732,881	-	7,863	1,740,744	1,213,155
Export prepayment	70,260	-	-	-	70,260	382,827
Other	-	12	-	-	12	3,994

Investments in non-consolidated company	-	-	-	11	11	13

Non-current assets
Marketable securities (i)	-	-	-	2,856,007	2,856,007	2,490,325
Notes receivable	-	428,638	-	-	428,638	421,962
Export prepayment	211,805	-	-	-	211,805	263,480

Current liabilities
Trade accounts payable	1,909,106	154,288	530	6,891	2,070,815	1,684,855
Notes payable	-	-	-	-	-	7,862,042
Other	-	238	-	-	238	2,768

					For the nine-month periods ended
Consolidated Statement of operations					September 30, 2010	September 30, 2009
Sales of crude oil and oil products and services	8,885,585	3,427,449	1,378,101	332,829	14,023,964	11,462,084
Purchases (iii)	(8,568,835)	(2,194,139)	(245,544)	(43,285)	(11,051,803)	(8,533,808)
Selling, general and administrative expense	(96,150)	(59,485)	2,007	108	(153,520)	(78,872)
Equity in results of non-consolidated company	-	-	-	(2)	(2)	(1)
Financial income	423,201	61,077	-	593	484,871	1,187,664
Financial expense	(107,466)	(3,412)	-	-	(110,878)	(846,303)

Commercial operations between PifCo and its subsidiaries and affiliated companies, including those with Petrobras, are carried out under normal market conditions and at commercial prices. Prior to April 2010, sales of crude oil and oil products to Petrobras were settled over a period of up to 330 days, and included financing charges accrued during these extended payment periods.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

All transactions with related parties support the financial and operational strategy of PifCo’s parent company, Petrobras.

(i)	See Note (4).
(ii)	Accounts receivable from related parties consist primarily of crude oil sales made by the Company to Petrobras, some of which include extended payment terms of up to 330 days.
(iii)	Purchases from related parties are presented in the cost of sales in the consolidated statements of operations.

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

7.    Financing

	Unaudited
	September 30, 2010		December 31, 2009
	Current	Long-term	Current	Long-term

Financial institutions	2,067,238	1,130,724	1,891,662	1,682,543
Global notes	116,553	10,711,065	181,656	10,709,621
Senior notes	240,712	-	11,099	235,350
Sale of right to future receivables	70,898	361,805	70,347	413,480
Assets related to export prepayment to be offset against sale of right to future receivables	-	(150,000)	-	(150,000)
Japanese yen bonds	75	419,265	2,133	377,965

	2,495,476	12,472,859	2,156,897	13,268,959

Financing	1,976,275	12,472,859	1,482,820	13,268,959
Current portion of long-term debt	391,758	-	474,608	-
Accrued interests	127,443	-	199,469	-

	2,495,476	12,472,859	2,156,897	13,268,959

At September 30, 2010 and December 31, 2009 the Company’s long-term debt was US$ 12,472,859 and US$ 13,268,959 respectively, and had estimated fair values of approximately US$ 14,418,700 and US$ 14,445,600, respectively.

Long-term maturities

September 30,
2010

2011	53,184
2012	761,798
2013	536,407
2014	553,874
2015	72,200
2016	1,348,081
Thereafter	9,147,315
12,472,859

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

8.    Commitments and Contingencies

(a)  Oil purchase contract

In an effort to ensure supplies of oil products for PifCo’s customers, the Company currently has several short and long-term normal purchase contracts with maturity dates up to 2017, which collectively obligate it to purchase a minimum of approximately 460,401 barrels of crude oil and oil products per day at market prices.

 (b)  Purchase option - Platforms

The Company has maintained the right to exercise a call option on the existing Subchartered Asset Option Agreement granted by PNBV, and has maintained an obligation to purchase the vessels in the event that PNBV exercises its Put Option, upon the occurrence of an event of default, under the same Option Agreement, for Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase these platforms after the expiration of the Charters.

In relation to P-47, PifCo has maintained the right to exercise a call option on the existing Subchartered Asset Option Agreement granted by PNBV, and has maintained an obligation to purchase the vessel in the event that PNBV exercises its Put Option, upon the occurrence of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c)   Loan agreements

The Company’s outstanding position at September 30, 2010 in irrevocable letters of credit was US$ 207,616, as compared to US$ 556,162 at December 31, 2009, supporting crude oil and oil products imports and services.

Additionally, the Company had standby committed facilities available in the amount of US$ 456,524, (US$ 518,500 at December 31, 2009) which are not committed to any specific use. PifCo has not drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

9.    Derivative Instruments, Hedging and Risk Management Activities

PifCo’s policy for the risk management of the price of oil and oil products consists basically in protecting the margins in some specific short-term positions. Future contracts, swaps and options are the instruments used in these economic hedge operations which are tied to actual physical transactions. Positive and negative results are offset by the reverse results of the actual physical market transaction and they are recorded in the statement of operations as financial income and financial expense. The Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value.

For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

Commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using marked-to-market accounting, in the period of change.

As of September 30, 2010, the Company had the following outstanding commodity derivative contracts that were entered into:

Commodity Contracts	Notional amount in thousands of bbl* as of
Maturity 2010	September 30, 2010	December 31, 2009

Futures and Forwards contracts	(4,084)	(3,447)
Options contracts	(750)	-

* A negative notional amount represents a sale position.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

9.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

Cash Flow Hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yen in order to fix the Company’s costs in this operation in dollars.  In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen to the U.S. dollar was fixed at the beginning of the transaction and has remained fixed since that time. The Company does not intend to settle these contracts before the end of their terms.

The Company has elected to designate its cross currency swap as cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yen.

As of September 30, 2010, the Company had entered into the following cross currency swap:

Cross Currency Swaps

Maturing in 2016%		Notional Amount (in thousand JPY)

Fixed to fixed		35,000,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

At September 30, 2010, the cross currency swap presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 5,424.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

9.        Derivative Instruments, Hedging and Risk Management Activities (Continued)

Cash Flow Hedge (Continued)

The effect of derivative instruments on the statement of financial position for the period ended 30, September 2010.

	September 30, 2010				December 31, 2009
	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	93,704		-	Other current assets	64,819		-

Derivatives not designated as hedging instruments under Codification Topic 815
Commodity contracts	Other current assets	23,611	Other current liabilities	39,127	Other current assets	23,143	Other current liabilities	22,997
Total Derivatives		117,315		39,127		87,962		22,997

	Amount of Loss Recognized in OCI on Derivative (Effective Portion)			Amount of Gain Reclassified from Accumulated OCI into Income (Effective Portion)		Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Derivatives in Codification Topic 815 - Cash Flow Hedging Relationship	September 30, 2010	September 30, 2009	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Foreign exchange contracts	20,459	14,605	Financial expense, net	(35,491)	3,213	1,590	760

		Amount of Gain or (Loss) Recognized in Income on Derivative
Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	September 30, 2010	September 30, 2009

Commodity contracts	Financial income	119,023	238,518
	Financial expense	(118,602)	(357,436)
Total		421	(118,918)

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

9.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

Cash Flow Hedge (Continued)

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at September 30, 2010 and 2009.

Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term portion of long-term debt and trade payables approximate their carrying values.

The Company’s long-term asset related to the export prepayment program was US$ 211,805 and US$ 263,480 at September 30, 2010 and December 31, 2009, respectively, and had fair values of approximately US$ 225,400 and US$ 270,500, respectively.

The disclosure requirements of Codification Topic 820 were applied to the Company’s derivative instruments and certain marketable securities recognized in accordance with Codification Topic 320.

The Company’s commodities derivatives and marketable securities fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets and liabilities in active markets, and, therefore, were classified as level 1.

The fair values of cross currency swaps were calculated using observable interest rates in JPY and USD for the full term of the contracts, and, therefore, were classified as level 2.

Petrobras International Finance Company and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

9.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

Fair Value (Continued)

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at September 30, 2010, was:

	Level 1	Level 2	September 30, 2010

Assets

Marketable securities - available for sale	1,286,646	-	1,286,646
Foreign exchange derivatives	-	93,704	93,704
Commodity derivatives	23,611	-	23,611
Total assets	1,310,257	93,704	1,403,961

Liability
Commodity derivatives	39,127	-	39,127
Total liabilities	39,127	-	39,127

*     *     *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2010

PETROBRAS INTERNATIONAL FINANCE COMPANY-PifCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur . The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.